Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2009

Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

     Re: **Protective Life Corporation**
              Form 10-K for the Year Ended December 31, 2008
              Filed on February 27, 2009
              File No. 001-11339

Dear Mr. Bielen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 52

1. Please revise your disclosure to explain why you concluded that the reduction in market cap attributable to the illiquidity of credit markets and concern related to

the investment portfolio's unrealized loss positions was specifically limited to the Corporate and Other segment.

Consolidated Investments

Fixed Maturity Investments, page 86

2. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.

Unrealized Gains and Losses – Available-for-Sale Securities, page 100

3. Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-1/FAS 124-1. More specifically, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments, particularly given that approximately 40% of the unrealized loss has been in an unrealized loss position for more than 12 months. Provide a separate analysis for your below investment-grade securities. Further, please disaggregate the amounts attributable to widening of credit spreads, and the fluctuations in the treasury rates.

Fair Value of Financial Instruments, page 114

4. Based on your disclosure on page 186, it appears you utilize third party pricing services and independent broker quotations. Please revise your disclosure here to include a discussion of the following:

    a. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

    b. The extent to which you adjusted quotes or prices you obtained from brokers and pricing services;

    c. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

    d. Whether the broker quotes are binding or non-binding.

5. If you transferred a material amount of assets into Level 3 during the period. Please provide a discussion of:

    a. The significant inputs that you no longer consider to be observable; and

    b. Any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

6. Disclose the amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2.

7. Please refer to page 186 and elaborate within MD&A on the formal process and utilization of external cash flows models based on spreads and market indices used to validate the prices received from independent brokers. Disclose how often you calibrate the technique or models to market, back-test, or otherwise validate the techniques or models you use.

8. Disclose the nature and type of assets underlying any asset-backed securities classified as Level 3, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

9. You disclose that you changed certain assumptions used in your methodology for determining the fair value for retained beneficial interests in CMBS holdings. Please disclose the quantitative effect of those changes.

10. On page 107, you disclose that you have approximately $679 million in Auction Rate Securities at December 31, 2008. Please revise your disclosure to explain the internally developed model used to determine the fair value of such investments, and clarify why it was appropriate to utilize inputs derived from actively traded asset backed securities. Further, disclose what Level the auction rate securities have been classified under SFAS 157. Specify if you have recorded any unrealized loss or other-than-temporary loss on them in 2008. If no other-than-temporary losses have been recorded please explain your basis for concluding that no losses were required to be recorded.

Financial Statements

Note 8 – Reinsurance, page 162

11. Your table of reinsurance recoverable indicates that 11% of your reinsurance recoverable is from Swiss Re and 9% is from Lincoln National, which is currently administered by Swiss Re. Please revise MD&A to disclose the recent downgrade of Swiss Re in February 2009 and its expected effects on your financial position and results of operations. Refer to Financial Reporting Codification Section 501.02.

Note 13 – Employeee Benefit Plans, page 174

12. Please tell us why you believe an 8% expected long-term return on plan assets, as disclosed on page 176, is reasonable.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3563, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant